Exhibit 12.1

	Six months ended	Year ended December 31
Dollars in millions	June 30, 2018	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$115	$313	$315	$266	$277	$259
Fixed charges	13	6	6	2	6	5
Total earnings available for fixed charges	$128	$319	$321	$268	$283	$264

Fixed Charges:
Interest expense, including amortization of debt issuance costs and original issue discounts	$10	$0	$1	$1	$1	$1
Assumed interest element included in rental expense	3	6	5	1	5	4
Total fixed charges	$13	$6	$6	$2	$6	$5
Ratio of earnings to fixed charges	9.9	52.4	51.3	160.6	51.2	49.9

For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income before income taxes, plus fixed charges. Fixed charges consist of interest expensed and an estimate of interest within rental expense.